UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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[Free Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON March 1st, 2011

DATE, TIME, AND PLACE:

March 1st, 2011, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Fabio Colletti Barbosa – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira, Celso Clemente Giacometti and José Roberto Mendonça de Barros - Directors.  Messrs. José Manuel Tejón Borrajo and José Antonio Alvarez Alvarez and Mss.Viviane Senna Lalli, Directors were absent due to justified reasons.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Fabio Colletti Barbosa, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Executive Officer, to act as the Secretary.

AGENDA:

(a) approve the Ombudsman Report related to the second semester and the corrective measures,  for purposes of complying with the provisions of Article 31, items V and VI, of the Company’s Bylaws and article 2, items V and VI of Resolution # 3849 of March 25, 2010, issued by the National Monetary Council; (b) elect Mr. Fabio Colletti Barbosa to member of Appointment and Remuneration Committee, in substitution of Mr. Marcial Angel Portela Alvarez; (c) ratify the approval the Consolidated Financial Statements related to the fiscal year ended on December 31, 2010, elaborated in according to the International Financial Reporting Standards as issued by the International Accounting Standards Board; (d) acknowledge (i) the activities of Aymoré Crédito, Financiamento e Investimento S.A., well as the market for its performance; (ii) the result of Company’s  technological integration; and  (iii) the customers satisfaction survey and value of our trademark.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matters, and based on the documents submitted to the Directors, which will be filed at the

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[Free Translation]

Company’s main place of business, the Company´s Board of Directors, unanimously and without any restrictions, resolved to:

(a) Approved, under Article 31, items V and VI of the Company’s By-laws, the Ombudsman Report for the semester ended December 31, 2010, in order to comply with the provisions of Article 2, items V and VI, of Resolution # 3.849 of March 25, 2010, issued by the National Monetary Council;

(b) Elected, with the abstention of Chairman of Board of Directors, in substitution of Mr. Marcial Angel Portela Alvarez; Mr. Fabio Colletti Barbosa, a Brazilian citizen, married, business administrator, bearer of identification card (“RG”) # 5.654.446-7, issued by the Public Security Department of the State of São Paulo (“SSP/SP”), registered with the Individual Taxpayers’ Roll (“CPF/MF”) under # 771.733.258-20, resident and domiciled in São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, 2235, Vila Olímpia - São Paulo - SP, as member of Appointment and Remuneration Committtee, advisory board reporting to the Board of Directors without decision-making powers, for a term to expire at the Company’s ordinary shareholders meeting to be held in 2011. Mr. Fabio Colletti Barbosa will serve as the committee coordinator, not being entitled to any additional remuneration, once he is Chairman of the Board of Directors of the Company;

(c) Ratified the approval of Consolidated Financial Statements related to the fiscal year ended on December 31, 2010, elaborated in according to the International Financial Reporting Standards as issued by the International Accounting Standards Board, in accordance to the presentation the of Board of Directors Meeting held on February 02, 2011.

(d) Finally, acknowledged (i) the activities of Aymoré Crédito, Financiamento e Investimento S.A., well as the market for its performance; (ii) the result of Company’s  technological integration; and  (iii) the customers satisfaction survey and value of Company’s trademark.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, March 01, 2011. a) Mr. Fabio Colletti Barbosa – Chairman of the Company´s Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Company´s Board of Directors; Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira, Celso Clemente Giacometti, José Roberto Mendonça de Barros - Directors. Mr. Marco Antônio Martins de Araújo Filho – Secretary.

I certifiy that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

______________________________________

Marco Antonio Martins de Araújo Filho

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 01, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer